FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MCMORAN EXPLORATION CO.

COMMISSION FILE NO. 001-07791

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EDITED TRANSCRIPT

FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

EVENT DATE/TIME: DECEMBER 05, 2012 / 04:00PM GMT

OVERVIEW:

Co. has agreed to acquire Plains for per share consideration consisting of 0.6531 shares of Co. common stock and $25 in cash, equivalent to $50 per PXP share based on closing price of Co. stock on 12/04/12. Co. has agreed to acquire McMoRan Exploration for per share consideration consisting of $14.75 MMR share in cash and 1.15 units of new royalty trust, which will hold 5% overriding royalty interest in future production from MMR’s existing ultra-deep exploration properties.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

CORPORATE PARTICIPANTS

Kathleen Quirk Freeport-McMoRan Copper & Gold Inc. - EVP, CFO

Richard Adkerson Freeport-McMoRan Copper & Gold Inc. - President & CEO

Jim Bob Moffett Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Jim Flores Plains Exploration & Production Company - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Tony Rizzuto Dahlman Rose & Co. - Analyst

Brian Yu Citigroup - Analyst

Sal Tharani Goldman Sachs - Analyst

Lee Cooperman Omega Advisors - Analyst

Andrew O’Connor BMO Asset Management - Analyst

Evy Hambro BlackRock - Analyst

Oscar Cabrera BofA Merrill Lynch - Analyst

John Tumazos John Tumazos Very Independent Research. - Analyst

Brian MacArthur UBS Securities - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Freeport-McMoRan Copper & Gold conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session.

(Operator Instructions)

I would now like to turn the conference over to Ms. Kathleen Quirk, Executive Vice President and Chief Financial Officer. Please go ahead, ma’am.

Kathleen Quirk - Freeport-McMoRan Copper & Gold Inc. - EVP, CFO

Thank you. Good morning, everyone, and welcome to the Freeport-McMoRan Copper & Gold conference call. Today we announced plans to acquire Plains Exploration & Production Company and McMoRan Exploration in transactions totaling $20 billion, including assumed debt. Creating a premier US-based natural resource company. A copy of the press release and presentation materials are available on our website at fcx.com. Our conference call today is being broadcast live on the Internet. And anyone may listen to the call by accessing our website home page and clicking on the webcast link for the conference call. We will be referring to the slides during the call, which are also accessible at the webcast link at fcx.com. In addition to analysts and investors, the financial press has been invited to listen to today’s call. And a replay of the webcast will be available on our website later today.

Before we begin our comments today, we’d like to remind everyone that today’s press release and certain of our comments on this call will include forward-looking statements. We’d like to refer everyone to the cautionary language included in our press release and presentation materials. And to the risk factors described in our SEC filings.

On the call today is Chairman of the Board of FCX, Jim Bob Moffett; President and Chief Executive Officer of FCX, Richard Adkerson; and Jim Flores, the Chairman and Chief Executive Officer of Plains. Before we begin our presentation materials, I would like to briefly review the terms of the transaction, and then we’ll start with the presentation.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

FCX has agreed to acquire Plains for per share consideration consisting of 0.6531 shares of FCX common stock and $25 in cash, equivalent to $50 per PXP share, based on the closing price of FCX stock on December 4, 2012. The premium is 39% to Plains’s closing price on December 4. Plains shareholders will have an election to receive cash or stock consideration subject to proration in the event of over-subscription. With the value of the cash and stock per share consideration to be equalized at closing. Aggregate consideration to the PXP shareholders is expected to consist of approximately $3.4 billion in cash and approximately 91 million shares of FCX common stock. The Plains transaction is subject to approval of the shareholders of Plains, receipt of regulatory approvals, and customary closing conditions.

We have also announced today an agreement to acquire McMoRan Exploration for a per share consideration consisting of $14.75 per MMR share in cash. And 1.15 units of a new royalty trust which will hold a 5% overriding royalty interest in future production from McMoRan’s existing ultra-deep exploration properties. The cash consideration of $14.75 per share represents a premium of 74% to the McMoRan closing price on December 4. And a 31% premium to its one-month average price through yesterday. The cash portion of the transaction, excluding the payment for the MMR interests that are currently held by FCX and Plains, totals $2.1 billion. And the amount of the premium, excluding the interest held by FCX and Plains, totals approximately $900 million. The transaction is subject to the approval of the shareholders of McMoRan, and receipt of regulatory approvals, and customary closing conditions.

In total, with the two transactions, the cash plus stock is valued at about $9.1 billion. $5.6 billion of that will be in cash. That’s about 62% of the consideration based on yesterday’s closing price. The debt assumed in the transaction is roughly $10.5 billion. Which brings the transaction value to the range of $20 billion. Pro forma we’d have approximately $20 billion in debt.

I’m going to turn the call over to Richard who will make some opening comments, and have comments by Jim Bob and Jim Flores, as well.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Good morning, everyone. We’re very pleased to be able to talk with you today about the transactions that we’re announcing. As you well know, and as we have talked about for so many years now, FCX’s board is really positive about the global outlook for commodities. The global growth story, despite all the complications in the world today, is intact. And we believe that commodities that we produce are going to be worth a lot in the future. And that we have a good inventory of resources and opportunities to take advantage of that for our shareholders.

The FCX board and management team has had long past experience in the US energy business through our previous business activities. And we understand that marketplace and the risks and rewards associated with it. With these transactions, we believe that we will be creating a larger, more diverse company, with an enhanced exposure to this global growth story. And improve growth characteristics for our Company. And both of these, we believe, will add to shareholder value over the mid and long term.

The assets that we’ll be bringing into the combined company are consistent in characteristics with what we’ve been looking for in our mining industry. They are high quality, long life, low cost, expandable. And with our management’s experience in this business, we believe we understand the risks and rewards associated with it. As you will see, the margins and cash flows from this oil and gas business we’re creating are strong. We expect those cash flows to be able to fund the capital expenditures on that business on a stand-alone basis and create opportunities for really strong returns.

Now, here’s a point I really want to make sure that we emphasize. This is an add-on to our mining business and not a diversion from the strategy that we’ve been on. We have extraordinary set of assets, margin and growth opportunities in the mining business. And we are going to continue to pursue those operations, development opportunities from our existing reserves and resources. And we’re going to continue to look for new opportunities to grow in the mining business. Our copper investments are limited. Our opportunities are limited by the time frame that is required to take resources and put them into development stage and bring them to cash flow projects. External growth opportunity is limited for factors you are well aware of.

But we’re very positive about our business. There’s nothing that’s going on anywhere in our global operations that’s leading us to divert away from what we’re doing. And we’re going to continue to be committed to it. We’re in a situation of where we have attractive financing markets. And we’ve been looking for ways to take advantage of those financing markets to produce returns for shareholders. We will run this business prudently and with discipline.

I want to talk a little bit about the process of reaching the terms that Kathleen talked about. We had complexities because of overlapping management and directors between FCX and McMoRan. Plains was McMoRan’s largest shareholders. So once the board of FCX decided on the strategy, a special committee was created at FCX with independent financial advisers and legal advisers. And that special committee negotiated the terms of the transaction that Kathleen talked to you about. And it was totally within their purview to do those negotiations. Similarly, McMoRan had a special committee of its directors with independent advisers, and they negotiated the terms on behalf of McMoRan. So that’s how we got to these terms.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

We have created a very strong company. I will ask you to turn to page 6. And you can see that in the context of US domiciled resource companies, we are a significant player in that group of companies. And when we look at global mining companies, we again create a company with substantial scale and positioning in the global mining industry.

And with that, I would ask my partner Jim Bob Moffett to have some comments.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Richard, thank you for introducing the subject. On page 6, as Richard says, you see what this transaction does for us. It puts us in the middle of the pack. It takes us from being a mid-sized player to being a major player in both the resource business and in the mining business. We leap-frog companies like Apache and Anadarko, EOG. We leap-frog everybody in the mining business. And with the great Grasberg and other assets we have in North America and South America and Africa, we have a situation where we have the best mining business in the world. And now we think we’re going to have the best oil and gas assets.

When you look at the situation and realize today that we have very good copper prices and gold prices, I think back to the days when we discovered the Grasberg in 1988. Copper was selling at about $0.68, and gold was selling at about $300 an ounce. It’s amazing when you look at the fact that many people thought copper would stay in the range, just like people thought that oil and gas would stay in a range. Oil moved up to $100-plus. And we find an anomaly today in the gas market, as quoted, the US gas market, because of the shale play that’s taken place. But in reality, what’s happening with the gas price in the USA, the best way to find what’s going to happen to gas prices is low gas prices. Because when you have low gas prices, everybody starts switching to natural gas.

And if you look at what’s going on around the world, especially after the tragedy in Japan with the nuclear plants that got destroyed during the tsunami, and realize that that has created a negative reaction to the nuclear industry. Coal is under a lot of heat because of the environmentalists. So natural gas turns out to be the cleanest energy form. And people talk about a low price for natural gas in the US. But they forget in that Asia natural gas prices are still $10, $12, $15 an Mcf. So natural gas, which is a fungible commodity — because of the LNG, that made it fungible just like oil — gives us not only a chance to put together one of the biggest natural resource companies in the world. It adds oil and gas to our already diverse commodities. And, of course, the USA assets that we’re in make us about a 50% USA and 50% foreign asset.

So we think we have put together a combination of companies that will allow us to be able to look at and evaluate any natural resource play, whether it’s mining or oil and gas. And make sure that we’re looking at the investments that will bring the most value to the shareholders. Because if we limit ourselves to just the mining assets, we’ve got the best mine in the world, which is the Grasberg mine, which we discovered in 1988. We’ve got the great properties that we have as a result of our combination with the Phelps Dodge companies. And we’ve been able to improve the cost structure, and, as everybody knows, significantly. Jim Flores is going to talk about the oil properties that we’ve brought together.

I think when you have a chance to realize what a treasure trove of assets that we’ve brought together. And the management team now in this company, we’ll be able to manage the assets. But not only manage the assets, but be in a position to explore or purchase any natural resource asset. Because nobody would have a better feel for evaluation. And we think it’s the same group of people that brought you the mining assets that have made Freeport the lowest-cost producer. We think we’ll bring that same profile together. And it will be an unbeatable combination to have this multi-national, multi-resource company to continue to provide the values that we have provided, so that we will be able to pay dividends, buy stock back, develop our properties that we’ve been developing prior to Phelps Dodge in the mining business. And be able to develop our properties in the oil and gas business. And also be in a position to keep a strong balance sheet so that if another opportunity comes along, to expand our values, that we can do all of the above.

So thank you very much, Richard, for letting me make a few remarks. I’ll turn it back to you.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Okay, thanks, Jim Bob. Turning to slide 7. What we will see from this transaction is providing for FCX exposure to the energy market, US based with attractive fundamentals. Initially, 85% of the revenues from the combined oil and gas business will be from oil. And there is significant growth opportunities that Plains has put together. Especially with the recent transaction they did with BP in the deep water of the Gulf of Mexico that Jim will review with you. But this will also create a company through McMoRan and also through Plains’ position in the Haynesville shale that have a significant exposure to very low-cost, long-term natural gas supply. Which is going to be, natural gas long term is going to be critically important for the future of the energy picture in this country.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

So we’ll have significant positive cash flows from oil, exposure from existing reserves and resources for natural gas, significant exploration upside, strong current margins. And cash flow that will allow us to fund the capital expenditures for the combined oil and gas operations. So we will be moving from 100% mining company to where now 25% of our business will be represented by oil and gas. North America will now represent about 50% of our Company pro forma growing from 30%, which is another step in the geographic diversification that we achieved initially with the Phelps Dodge deal. I have mentioned several times the common economic factors affecting our business. And you can see that the correlation between copper and oil is strong on slide 8. And they have favorable supply/demand fundamentals that are expected to continue.

In introducing Jim, as you know, both FCX and MMR — or, you may know — were spun out in the 1990s from a former parent company called Freeport-McMoRan, Inc. That parent had a long history in the natural resource business including metals, oil and gas, fertilizer and geothermal steam and other businesses. And our management team has had a significant history in the oil and gas business. FCX invested in McMoRan in 2010 in a transaction at the same time in conjunction with Plains becoming McMoRan’s largest shareholder. Together, FCX and PXP own 36% of McMoRan.

The management team is complementary in many respects. We will have global industry-leading capabilities in operations, project development, technology, exploration, engineering. And a track record of prudent environmental management. We will make one reference to the model that we are approaching and how to deal with our balance sheet.

Slide 11 shows the Phelps Dodge deal which we closed at FCX in 2007. At that point we had $17.6 billion in debt. By the end of the year, through equity offerings and strong cash flows, we had reduced that by $10 billion. And then before the financial crisis hit in 2008, which we effectively managed in aggressive way, we had dealt with our balance sheet issues. And today going into this transaction have a very strong balance sheet. This is a model that we’re going to follow in terms of being disciplined in de-leveraging from the debt we’re taking on with this transaction.

Jim is going to talk about the acquired asset. I’ve known Jim for over 20 years and admired his track record as an entrepreneur in the oil and gas business. As a very young man he started a company that during the 1990s grew to be a very successful public company. Initially Flores and Rucks became Ocean Energy, and was a very positive performer for shareholders. In 2002 he created the current Plains company, and that company has built an attractive set of assets. And Jim has exhibited very similar entrepreneurial characteristics to Jim Bob and we’ll have a great partnership together.

So, Jim, I will let you talk about your assets and the combined Plains McMoRan business.

Jim Flores - Plains Exploration & Production Company - Chairman and CEO

Great, Richard, thank you. It’s not every day that you get tapped on the shoulder by two legendary value creators like Jim Bob Moffett and Richard Adkerson. It’s a huge responsibility that comes with it. At first we were stunned. We’ve been friends for a long time, obviously business partners through the McMoRan relationship, and have worked together for a long time. So there’s a high level of trust and security there that you can’t get from any other time than just spending time in the saddle.

But that’s where the transaction got — we really had to dig behind it, because here at Plains we’ve achieved a very coveted position in the oil and gas business. We have very high-margin business with 90% Brent oil, as Richard talked about. We were painfully going to have to leave our natural gas business that we think is very strong. However, because of the economics here in the near term to pay for our Gulf of Mexico acquisition, we were going to have to liquidate that here in the bottom of the market. So with this transaction, we will not be selling any gas assets. Actually, they become very complementary to the McMoRan exploration story with the 5.5 Tcf of gas that we have already captured in the Haynesville and Madden. So that becomes a very strong natural gas business that we’re very excited about having a little bit later in this decade.

We are gas bulls 2015 on from the standpoint of the fundamentals. We just think the fundamentals for the next couple years are going to be a little soft. That’s why you want to be identifying large resource potentials, like in the McMoRan program. We’ve drilled four large structures out of the 10. We think the exploration should continue on the McMoRan front. And then be making decisions, economic decisions, on development once we have our costs arrested. And also the economics are clear of how to develop all these large reserves that McMoRan has obviously identified. So from that standpoint, it’s a very good fit on the gas side.

So back to our oil business that we’ve generated a great profile of risk. And what I mean by that is mostly development with some exploration on top of it from our deep water exploration. When we first looked at the combination between FCX and McMoRan, one thing that we were very concerned about was the dilution of our mid teens growth rate. Somewhere 12% to 15% growth rate we think we have with our current assets through the end of this decade. Obviously everybody familiar with FCX will look at it if they have at least that growth rate on the mining side from a brownfield expansion and the things that they’re doing there.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

So on a unit production basis, on the combination, it is going to be my charge, along with Richard and Jim Bob’s supervision on the oil and gas side, to make sure our unit growth is neutral to positive to the mining growth which is so formidable and definitely not dilutive. And I think we have the assets to do that. Not only through the end of the decade but with the exploration drilling we’ll have them long term. So Richard and I have talked extensively about preserving the margins, making sure that we’re doing things in a disciplined fashion. And make sure we’re delivering the free cash flow to shareholders.

As Richard articulated earlier, the key component of the financial structure is that the oil and gas business carry its weight and deliver free cash flow to the shareholders. And with our large oil business and development we feel very confident about that. And in the second half of this decade, as gas prices continue to recover, buying gas low is a smart move for FCX at this point in time. And we’ll be able to enjoy that for many decades to come. So that’s the overview.

And then looking at it from a standpoint of price, we think that the price on PXP’s shareholders is fair. It’s not a rationalization of all the potential of PXP, I’ll tell you. At the same point in time, the guys in FCX struggled because they were trying to find a fair position for all of us. And so we all think our stocks are undervalued, and so forth, so we are going to be both holding hands and growing on an accelerated rate. And when you look at the comparison that Jim Bob made of the size of the oil companies — of Occidental, Conoco, and so forth — not calling out names, but to have a 12% to 15% growth rate on that size chassis makes this Company very unique from a standpoint when it comes to growing large volumes of resources on a unit production basis.

On page 13 specifically for the assets, the onshore business is a cornerstone of stability and also revenue and cash flow for PXP and the combined FCX. We have a great oil production profile growth in the Eagle Ford. And I mentioned the large natural gas resource. We have over 1,000 square miles of gas we have interest in, in the Haynesville. The offshore, our high-quality deep-water portfolio, we’re drilling a well currently with Anadarko and Exxon, our Phobos well, which is one of the more exciting plays in the Gulf. It should be down in the first quarter. It augments our Lucius discovery development that is going so well there, that we found a multi-hundred million barrel field. And then also our Gulf of Mexico production acquisition we made in the third quarter and closed here actually last week from BP. That’s got tremendous development opportunities going forward. With 72% of our 2013 production projected more with premium Brent or Louisiana light sweet pricing, the margins are very competitive with our sister group over in the mining side. And 77% liquids.

The MMR franchise is basically about the half time of its exploration phase of identification. I’m really excited to see the onshore exploration phase behind the successes of Lineham Creek, (inaudible) Ormande, Ormande North, and a couple other things that obviously are premature to talk about at this point in time as far as opportunities. Jim Bob and Richard have put that gas potential in a great position to be successful. And we just need to push it on through and then enjoy the fruits of all the hard work these guys have done later in the decade.

So the aspect of the balance of the companies, the huge exposure to the reserves, are really depicted on page 14, which gives you the geographic balance. But what will you notice, all the oil production is on the coast, all the oil production is close to the refineries, and all gets premium pricing. The gas business is in the best spots with the Haynesville on the Gulf of Mexico. This is going to be the premium gas market. And, of course, our Madden field in Wyoming offsets the gas we consume in California to cook our oil.

2013 production by region, 175,000 barrels a day, that’s historical. It’s higher than that in the fourth quarter on the combined basis. But it gives you more of a geographic diversity of where our production is coming from, and how stable, and how much it’s growing. And then the 2013 production mix, with two-thirds oil and 6% liquids and 28% gas is one of the strongest balances in the industry.

Page 15 is going to be key to keep up with because as we rapidly grow this business, and deploy the capital that we have generated from the business, we are going to rapidly grow these reserves going forward. The P-2 reserves, which is the proven and probable, is well over 900 million barrels for the combined company. So they get fairly priced in this transaction. Then with the probable and possible reserves and resource potential, we’re going to look around here in five to eight years and have a tremendously large oil and gas business to complement the mining business.

So, Richard, with that, I’m flipping to page 16, and describe the assets we have that are really dynamic to keep your eyes on. In the deep water Gulf of Mexico with our Phobos spud, I talked about all the development in the Gulf of Mexico. We’ll be growing production in the Gulf of Mexico for a long period of time due to the infrastructure leverage we have from those acquisitions. The under-utilized assets. The current production utilization of these assets are about 25%. And we’re producing about 65,000 barrels a day in the Gulf of Mexico right now. So we have a tremendous amount of capacity utilization to bring new reserves and tie back to those existing facilities that will allow us to grow that production very economically at $15 a barrel margins. So with (inaudible) Brent at $110, they’re very high-margin projects and very high rates of return. We have a four to five year supply.

The shallow water ultra-deep drilling is obviously the exploration we talked about and all the high potential behind those projects. And looking forward to that going onshore and the costs coming down. And then on the onshore, we’re balanced and concentrated. The thing about onshore, you don’t want to be everything to everybody. You want to be concentrated in the areas that you are strong and you have expertise, and you have operating scale and leverage. The Eagle Ford and Haynesville in California gives us that.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

So, Richard, I could go on and on but I’m going to turn it back over to you to talk about the pro forma companies. Thank you.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Everyone, we know we have a lot to talk about in how this Company is going to be structured and how we’re going to pursue the joint opportunities. We are going to be out being prepared to talk to investors and to answer your questions. Today I would like to take a look now at what our global footprint would be for FCX. This is a slide that FCX investors have seen over many years. In North America, in addition to our very significant copper and molybdenum business, we’ll be adding the oil and gas opportunities that Jim just described to you. Our opportunities in South America, with our expansion at Cerro Verde, our opportunities in Chile, remain the same. In Tenke, where we’re completing our first phase of expansion, and our operations are going very well, that continues. Grasberg continues to be the cornerstone asset for this Company and will have the same degree of focus and pursuit of the great opportunities that it has of being arguably the world’s best mining opportunity.

Page 19 shows how we will grow our reserves and resource opportunities from the existing 120 billion pounds of proved and probable copper reserve at $2 copper. Where we also have incremental mineralized material already identified through our core drilling opportunities of over 100 billion pounds of copper resources in place at $2.20 copper. By adding in this significant oil and gas reserve base, where we have proved an probable reserves of significance. And then for the longer term potential, that’s incredible to add in to our potential in our mining business. With Plains 650 billion barrels, and 5 Tcf of gas, and McMoRan with an almost indefinable amount of expansion, we have 30 Tcf identified from the structures that have been identified in place.

In copper, I want to reemphasize that we’re going to continue with our highly attractive growth projects. Morenci’s initial project is well underway to add 225 million pounds of copper. We have a significant sulfide potential there that we’re studying at Morenci and also at other mining operations and historical operations in the southwest copper district.

I’m pleased to report some new information to you today in South America. We have received over the weekend our EISA for our $4.4 billion expansion at Cerro Verde. This is an important step underway to allow us to add 600 million pounds of copper to our operations. Significant expansion opportunity at El Abra. Tenke has growth beyond the current project of significance. And as we develop Grasberg’s underground, that will clear the way for us to have a very long-term opportunity to have high production levels and attractive cost structure.

21 shows the growth opportunities that we will have from our combined business, with copper still being the predominant commodity that we will be producing through 2015. We’re looking to add 1 billion pounds of copper to our sales profile. These are low-risk, very high-return type expansion projects. And with our resources we have growth opportunities well beyond that. At Grasberg we will be returning to more normal grade levels. We’re improving our productivity following our labor issues there.

Then at the bottom right we have the new oil and gas growth opportunity that we show there, including the growth from the Plains opportunity. As well as the beginning returns from McMoRan’s ultra-deep play, as Jim talked about. And when you look at years beyond 2015 with Plains, and what they’ve acquired with their BP transaction, the growth opportunities there really kick in and become very significant to the combined company.

We show models to show pro forma EBITDA numbers, cash flows, and we’ll look at capital expenditures for the business as well. When we look at the existing business, when you range copper from $3 to $4, and we look at the oil, molybdenum, gold prices that are shown in the notes, we see EBITDA numbers going from $10 billion to $15 billion currently. Cash flow $8 billion to $11 billion. Then when we look at the growth opportunities that we just referred to in our earlier slides, you see those numbers jump dramatically to $16 billion to $17 billion over that copper price range. And from $12 billion to $16 billion of operating cash flows, which is net of our cash taxes and our cash interest cost.

Capital expenditures are shown and you can see that one-half to two-thirds of our expenditures on the near term will be in our mining business. And our business plan, as Jim referenced, will be for our oil and gas cash flows to fund the CapEx in the oil and gas business. This Company has a track record of being focused and disciplined in a way that we allocate capital and we make expenditure decisions. We’re going to carry forward with that. The team is going to be focusing on how to maintain a strong balance sheet and credit profile. We anticipate remaining as an investment grade credit, allocating capital to low-cost, long-lived expandable assets, managing risks, doing rigorous economic analysis to protect our downside, give us leverage to the up side. And we believe long term up side from a market standpoint is really strong.

If we’re going to prioritize and rank opportunities, we’re going to limit the number of projects to ones that are impactive to our business. And we’re always going to have in the back of our minds that we’re in a commodity business in a world with risks, and we’ll be prepared to adjust if we have for periods of time to deal with those risks, as we did in 2008 and 2009 to preserve our liquidity, preserve our assets for what we are confident will be a long-term positive future.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

We’re giving you some new information on capital expenditures for our existing mining business on slide 25, showing $4.6 billion in mining CapEx, $2.5 billion pro forma for oil and gas for 2013, with $7.3 billion and $6.3 billion for ‘14 and ‘15. As we go beyond that, with the growth opportunities that we have from our mining resource base, our oil and gas resource base coming from Plains in the deep water, from McMoRan with its ultra-deep play, we look forward to having great investment opportunities for the long range.

I mentioned several times, and Jim emphasized, about our business plan to allow oil and gas to be self-funding. We show that on slide 26 for the next three years, where we look at our operating cash flows from the combined oil and gas business, and the CapEx anticipated. And that is going to be our business model.

We are also going to be focusing, as we did in the Phelps Dodge deal, of managing our debt. We think by buying these long-lived assets, taking advantage of the current financing availability with low-cost financing, that it is a great play. By having low interest cost currently, deleveraging quickly and having the benefits for shareholders of very long-lived, low-cost assets with great margins. We believe that is a feature there. And I will tell you, and you have heard me say before, that as we sit here and think about our philosophy, about our positive view on commodities, the global growth story long range, and knowing that financing is available at this cost, and being limited into how we can take advantage of it through our existing business, has been a degree of frustration. and now we’ve got an opportunity to take advantage of it.

Our financial policy of our board, we’ve discussed this and we’re committed to the strong balance sheet, strong liquidity, reducing the cash flow, investing in good projects with strong returns, being disciplined, having a shareholder-friendly financial policy, as Jim Bob talked about. We pay a nice dividend now. We look forward to being able to return additional amounts of cash to shareholders. We are going to talk with our board ongoing about all this. And we’re going to be committed to our longstanding tradition of maximizing value to shareholders.

So, we are here today to tell you about creating a premier US-oriented natural gas producer. Remaining as the world’s largest publicly traded copper producer. We are not diminishing our outlook about copper in any fashion or about molybdenum. We take advantage of the gold at Grasberg. We are very positive about having these significant long-term natural gas reserves potential. We think that’s going to be an important feature of the energy picture in the US. Strong margins and cash flows, high quality, long-lived and geographically diverse assets.

I want to come back to the management team. We have the expertise of a great team here. Very positive about our work that we’ve done in the past with the Plains Exploration operating group. They have a tremendous track record. They’re serious business people with great expertise. Will be a great part of our team. And our McMoRan team, with the pioneering work that they’re doing in the ultra-deep play, is gaining tremendous experience that will allow us to take advantage of that.

So we are pleased to be able to present the transaction to you, and the basis for going forward today. We know you have a number of questions, and we’re prepared to respond to those. So operator, I’ll ask you to open the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Tony Rizzuto with Dahlman Rose.

Tony Rizzuto - Dahlman Rose & Co. - Analyst

Exciting developments, everyone. I’m just trying to understand the strategic rationale a little bit better. Was this the plan all along to get back to your energy roots? Or was it an exceptional opportunity that you felt was created given the recent collapse in MMR? I was wondering, did you also simultaneously evaluate other options specifically with regards to the mining industry?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Tony, I will start, and maybe Jim Bob would like to add to this. There was no grand plan. We had separated FCX out from the Freeport-McMoRan, Inc. structure in the mid 1990s. We had focused initially on the Grasberg and lived through the tough times of the late ‘90s and early 2000s, as commodity prices increased that allowed us to de-lever, return cash to shareholders, and ultimately to do the Phelps Dodge deal. And the focus of our Company at that time was limited to that opportunity and that set of assets.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

As that was going on, Jim was creating businesses in the US oil and gas business. And as I said, has a great entrepreneurial track record over many years with that, and most recently with the creation of Plains. We knew each other and were partners, but there was no long-term plan to do what we’re doing today. And with McMoRan, Jim Bob led this really pioneering effort to look for deep-seated, large structures of natural gas beginning in 1999 and 2000 with our deep gas program. And then, after we made an acquisition in 2007, we got exposure to this ultra-deep play. And Jim Bob, with his exploration background and working with our team, has identified a whole new province for exploration in that business.

As the circumstances have advanced, and as Plains became a partner with McMoRan, and as FCX’s board considered the strategic alternatives of where we were going with our business, that led to considerations and the process that led to the transaction today. So when you ask was this a long-term plan, it was not a long-term plan, but one that came together in the way that it came together, and the opportunities were there for us to pursue.

Tony Rizzuto - Dahlman Rose & Co. - Analyst

Just if I can, just a follow-up. I’ve been getting a lot of questions this morning, having a lot of conversations with investors. And just to confirm, is there not a required FCX shareholder approval for this? And why is that the case if there is not?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

There’s not a required shareholder approval for this. It’s 8% of the shares.

Kathleen Quirk - Freeport-McMoRan Copper & Gold Inc. - EVP, CFO

Yes.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

The shares that are issued are 8% of the shares, and that’s well below any threshold for shareholder vote on that, Tony

Tony Rizzuto - Dahlman Rose & Co. - Analyst

All right. Thank you for that. And just if I may, one quick follow-up. The geographic exposure, I know Richard you elaborated as to no further concerns internationally with regard to the jurisdictions where you operate on the copper side. Would you consider the now close to 50% on a pro forma basis in terms of geographic exposure on an EBITDA basis? Is this an optimum exposure do you think for the Company, for the medium to longer term?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Tony, let me be clear. Do we have concerns about international issues? Absolutely. Resource nationalism is a concern when you operate in the companies that we operate. There are concerns about operating here in the United States with the regulatory environment that we have to deal with here. What I wanted to be clear about, though, is that there’s no development in Indonesia or Africa or in our international operations that’s driving us to do this. We believe we have strengthened our Company from a risk diversification standpoint by having a greater part of our business here in the United States.

All of us are great believers that to be successful in natural resource business, it ultimately comes down to the quality of the assets. And you want to have your eye on diversification, but we’re going to have our eyes open for quality assets wherever they are. We believe with this new structure we will have those opportunities in the United States, where over half of our copper resources are currently located. And now, with the opportunities in the combined oil and gas business, we have significant opportunities. But I want to be clear, we are confident about our long-term situation at Grasberg. There are concerns. Every day we have concerns in the mining business about safety and mine management, and all the worker issues and so forth. And it’s taking a lot of management attention. Will continue to get the management attention to deal with it. But we’re confident that Freeport-McMoRan Copper & Gold is going to have a great asset in the long run in the Grasberg.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

Tony Rizzuto - Dahlman Rose & Co. - Analyst

Thanks for all the clarification. Yes, Jim Bob, hi.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Let me jump in. As far as where the Company is going to go to, you know me for a number of years now. When we see an asset, we want to go to the best, lowest-cost asset. We went to the mountains of Irian Jaya, now known as Papua New Guinea, at 13,000 feet. We weren’t worried about where that was located. What we were entranced by is that we had a deposit that looked like, from the preliminary exploration, to be one of the most unusual mines because of the occurrence of copper and gold in large amounts. We didn’t stop. We went right to work and developed that mine into the biggest mining asset in the world. Depending on whether it’s a copper price or gold price, it’s either the largest gold mine or the largest copper mine in terms of value. So a lot of people said, you were one country, one mine. Well, we were, but it was a king maker, because it had a cost and it was envied by the industry.

So if we see another Grasberg opportunity, we’re not going to worry about where it is. We’re going go after it. And that’s what we want to be in a position to do. We also want to be in a position that we go after the best asset and not be limited to whether it’s mining asset or an oil and gas asset. We want to be able to use our expertise, because we know how to swing for the fences. And we swing for the fences, we’ve proven in the Gulf of Mexico, for instance, when we started our deep exploration program in 2000 nobody thought there was anything left on the shelf. We find flat rock which is today still the largest-producing structure on the shelf.

And then we went into our mode after the new field acquisition when we saw the discoveries in the deep water. We said, heck, we can’t go all the way into the deep water because we’re talking about properties that take more money to develop. At that time we couldn’t put our hands on it. So we stuck to what we knew, and we developed the shelf concept, the onshore concept. And we’ve got now control of a number of major properties on there. And, of course, we’re still trying to get the Davy Jones completed but we’ve now got this potential new discovery at Lineham Creek, which could overshadow everything because it’s onshore above 25,000 feet, on a 35,000 acre structure.

But here’s the point. Between Richard and myself and Jim Flores, we’ve not only been able to recognize some of the biggest opportunities in the natural resource business, but we’ve been able to capture them. Jim’s deal with BP out there at the mouth of the river puts us in an unbelievable position, because we control all the infrastructure. Any new oil fields that are found out there that aren’t big enough to stand on their own, and most of the big ones have been found, have got to come through the infrastructure. It’s an unbelievable opportunity. It’s opportunities which he can talk about better than I. But remember, when you swing for the fences for people, you’ve got to be able to show that you’ve hit some home runs.

If you just look at our track record, we’re home run hitters. Are we going to strike out every once in awhile? Babe Ruth had the home run record for years. But he also had the strikeout record. But if we’re not taking a lot of risk, we can’t possibly be in position to give you the best resource in the world. As we’ve done at the Grasberg. But this gives us an opportunity to look at the best prospect in the world. If you’ve got go where you’ve got to go location-wise, fine, then go to the best commodity. Some years it may be gold, some years it may be copper, some years it may be oil and gas. But the answer is, we want to be able to go after it. And we’ve now got the management team that can look at any asset in the world and pick the best asset, regardless of where it is or what it is. And we’ll swing for the fences for you, and we’re going to hit some home runs.

Tony Rizzuto - Dahlman Rose & Co. - Analyst

Thank you, Jim Bob and Richard. Appreciate it, guys.

Operator

Brian Yu with Citi.

Brian Yu - Citigroup - Analyst

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

Richard, you mentioned on a number of occasions that this was a financial and portfolio-type decision. And while the 2006 Phelps deal didn’t have much in the way of synergies, at least they were about mining. Can you help us understand what FCX is achieving here that investors can’t replicate on their own, whether it’s a valuation step-up from diversification, insights in the Plains assets, partial asset sales to bring out purchase price. Or anything you could help us understand the thought process behind it.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Right. And, Brian, that’s a question that we’ve already had a number of calls today and we will have a lot of discussions. I know that’s a common comment that we have. And I have given thought to it. Here as a board, again, with our positive long-term view of about commodities, the availability of financing, and the skill set that we as a company and as a management team have. And with the comfort we have gained with Plains and Jim’s team and their set of assets. We believe that by combining this group, this management group, to deal with financial and operating strategy, the operating teams that have had experience in building projects in exploration, in managing risks, whether those are political risks or environmental risks or operating risks, that we will create a company that’s in the natural resource industry that can create long-term values. And we believe we will have special skills to do that. And so it’s not just a question of being able to invest in any oil and gas company. It’s a question of looking at these specific set of opportunities and our ability to use our skills, our financial capabilities, and our wherewithal to had value to the combined set of assets.

Brian Yu - Citigroup - Analyst

Okay. Thank you.

Operator

Sal Tharani with Goldman Sachs.

Sal Tharani - Goldman Sachs - Analyst

Quick question on the strategy. Richard, there is low-cost financing available. And you mentioned it’s not just a case of diversification. I just don’t understand, why not increase the exposure to copper which you have been always positive and you see long-term value in it, and there are a lot of assets available to buy. Why not do that rather than diversify into a totally different product where the Company becomes much more complex for the investors?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

We have looked at the opportunities that are available in the industry for the copper business. We track all the ore bodies around the world. We look at opportunities that come up in the marketplace. We’re on the call list of every investment banker or company that has a deal of opportunities to present to us, and we look at them all. And we will, Sal, continue to look at them all. And I will tell you we believe this is a better opportunity for our shareholders. The really high quality — and I define quality in terms of large resource, long life, low cost, expandability — assets in the copper business, as you well know are already lodged in the portfolios of companies that want to grow in copper.

And so if we ever have an opportunity to expand in copper, I guarantee you we are going to go after it in a way that makes sense for our shareholders. And with our own resource base, which is large, Red Conger is sitting here, he knows I’m continually pressuring our team to say let’s move these projects forward, whether it’s through core drilling, metallurgical analysis, developing mine plans, acquiring water, acquiring power, acquiring rights. We’re going to be as aggressive as we can to grow in the copper business because I think it is a great commodity. And I believe what we’re getting here with this combined opportunity on the oil and gas business, as I started the conversation off, has similar characteristics. So it’s not an A or B situation. If we could find ways to grow in copper, we would have been doing it. And we are doing it with our own portfolio. And I can tell you if we can find ways of growing externally with ways that make sense for us, then we will do that, as well. Okay, thank you very much.

Operator

Lee Cooperman with Omega Advisers.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

Lee Cooperman - Omega Advisors - Analyst

Congratulations. Very interesting transaction. I think in response to the gentleman from Goldman that asked you a question — and forgive me for expressing an opinion — but what you are basically saying is you like the outlook for gold and copper, but that you think the prices that you are acquiring natural gas assets are a much more attractive proposition. Coupled with the diversification of the Company’s exposure, that we’re all better off in the long run. It sounds to me like a good play. And not telling anybody what to do, but we came in today owning MMR and we’re leaving today owning MMR and Freeport, believing stock market is inappropriately reacting to your announcement. But I do have one question. Forgive me for my statement. Can you help me out a little bit on the royalty trust valuation? Apparently it’s callable in year six at $10. So does that mean it won’t go above $10? And if you discounted it back at some kind of 20% discount rate, gives you a value of $4, you get 1.15 units so maybe that’s $4.60. So how you guys look at it, how you approach it, what the upside opportunity is. Also, when will it start to trade?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Okay. First of all, Lee, I want to just, again, make the comment that these terms were negotiated by special committees of McMoRan and FCX. And they, with their financial advisers, came up with this structure. As they were dealing with the royalty trust, they concluded that it was important, from the FCX standpoint, to have ways of ultimately having some termination date. And so they felt that this $10 price, which would provide a limit during the time frame, was appropriate. And then there’s other prices that come into play in the event that the amount of revenues going into the royalty trust diminish over time. Now, we expect they could increase. And a lot of these plays, as you well know, will come into valuation past 10 years from now because of the nature of the structure and the long-term nature of the play. The royalty trust units will trade publicly after closing. I’m not enough of a technician. You’re a much better guy like that to know if there’s going to be any win issue trading or whatever. But in terms of regular trading that would occur after closing and there would be a public marketplace for these units.

Lee Cooperman - Omega Advisors - Analyst

I’m assuming that there’s nothing in the provisions of the document that, once you guys fix the balance sheet and get in this free cash flow position, that if you think they’re undervalued you will be able to retire them by buying them.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

We would always have the ability to buy them in the open marketplace. I, quite frankly, worked on the very first royalty trust in the early ‘80s, and actually Freeport did one in the ‘80s because there were very favorable tax advantages then. The structure was a bit different but the royalty trust concept has been well established now for a long period of time. It was a bridging gap because of the valuation challenges that exist with McMoRan’s current situation to give McMoRan shareholders a chance to participate in this exciting upside. And yet bring these assets into the combined assets of Freeport-McMoRan Copper & Gold now.

Lee Cooperman - Omega Advisors - Analyst

Let me congratulate you. It seems to make a lot of sense to me. Thank you very much.

Operator

Andrew O’Connor with BMO Asset Management.

Andrew O’Connor - BMO Asset Management - Analyst

Richard, wanted to know, are there any other specific synergies that you would point to between the combination of mining assets with oil and gas assets that might not be as immediately or readily apparent with today’s announcement? Thanks very much.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

Thanks, Andy. Similar to the Phelps Dodge deal, this deal is not one that’s driven, or has significant impact from any cost reduction aspects to it. Now, in running the business, we have a commitment to do it in as low cost a way as we can, and that’s the way we will approach this. But it is not one that’s driven by cost synergies. It has to do with investment opportunities and the financial benefits that we achieve from the transaction.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Richard, this is Jim. We talked a lot about the financing synergies of the low cost balance sheet of FCX versus the Plains cost of capital. There’s about $250 million of interest rate savings in refinancing the debt. And there may be some $50 million of public company cost and so forth. But to run both these assets, to grow as fast as we’re going to grow, we’re going to need every employee and everything. So saving out the employees, especially on the oil and gas side, for the McMoRan and Plains, putting the two groups together. And that’s what you’re referring to as far as synergies, right?

Andrew O’Connor - BMO Asset Management - Analyst

Yes. Thanks, Richard. Thanks, Jim. Good luck, guys.

Operator

Evy Hambro with BlackRock.

Evy Hambro - BlackRock - Analyst

Congratulations on making one of the worst teleconferences I’ve ever heard to justify a deal. Before I ask my question, would it be possible to find out if anybody on the call from your side is not conflicted in answering the question I want to ask?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Evy, we don’t know what the question is.

Evy Hambro - BlackRock - Analyst

It’s a question related to the transaction. I presume that everybody on the call from your side is conflicted because of the various different roles.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Evy, we’re here today to talk about this transaction and the combined business. And, we’re prepared to answer whatever question you have.

Evy Hambro - BlackRock - Analyst

Okay. Every question I’ve heard so far has, for the most part, not been really happy with the transaction. Most transactions we’ve seen in the past that have tried to justify themselves based on growing their size or through diversification haven’t worked. Investors, obviously have the freedom to diversify their own portfolios by commodity and by geography. And don’t need management teams to do it for them. Can you tell us why it is going to be different this time?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Evy, I will point to one transaction that was successful, and that’s the Phelps Dodge transaction.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

Evy Hambro - BlackRock - Analyst

That wasn’t through diversification, Richard.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

No, it was through geographical diversification, though. One of the great benefits — you know, Evy, I will always think back about the fact that we had FCX when it was a single asset company with Grasberg, and we had no debt. You and I had followed it from the very start. We were paying very strong dividends. And then we took on $17 billion of debt and went from a non investment grade credit with no debt to an investment grade credit with debt. Or we got upgraded. We didn’t go immediately to investment grade. It was driven around the copper economics. The copper economics were driven by the global growth story. We went from, actually from a product standpoint, with FCX, where we were one-third gold and two-thirds copper, to having more of a copper story. And we were very comfortable with that because of our view about the relative outlooks for copper.

Here today we see similar growth parameters from this oil play to what we see in copper. And we also believe the exposure to natural gas in the US with what we think is going to develop in terms of the uses of natural gas in the US, the potential for exports to attractive market from the US over long terms. And this is something that’s not the near-term deal. We think that that’s a very positive situation for our Company. As we reviewed Phelps Dodge, during the limited amount of due diligence we did, very fateful moment in a private due diligent concept meeting. I called Jim Bob, and I said — Jim Bob — he’s my geology partner — I said, Jim Bob you are not going to believe what you will see from the Phelps Dodge mines that hadn’t been drilled, hadn’t been evaluated for growth, and were under-appreciated in the marketplace.

I recall that dinner that we had at LME the Sunday as I was negotiating with Steve Whistler on the Phelps Dodge deal. Evy, I will tell you, as we look at the opportunities here from an exploration and growth standpoint, through Plains and what they’re doing in the deep water, I see similarities with Plains production in California with what Phelps Dodge had in the southwest copper district. Relatively high cost production that at today’s prices earns significant margins, and will do so for years. And the growth in the deep water. The McMoRan story is one that’s interesting, high risk, very high potential. And if successful could bring tremendous amounts of gas to the market, at exactly the right period. You know me well enough to know there’s no bigger positive person about the copper markets in the world. And I’m staying with that. Not backing off of that at all. But I believe we have great opportunities with the company we’re putting together today.

Evy Hambro - BlackRock - Analyst

Richard, it doesn’t seem to justify the transaction in any way. We have a situation where we can choose today to be (inaudible) in all the companies out there that are going to potentially be combined here. We don’t need Freeport to do it for us. I haven’t heard anything on this call that in any way justifies why these companies should be put together. And I find it incredibly disappointing that as a management team you have chosen to break the trust with investors from what the business that we chose to invest in. But I’m sure we can discuss that at another time. Thank you.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Evy, I have a lot of respect for you personally, and your team there, which I have known now for 20 years. And I have a lot of respect for what you just said. And I look forward to having the time to sit down with you to review this with you and other investors who I know share your concerns. We’re going to make this work. We’ve got a great team. We’re in this to — one thing about it, your senior management team are shareholders. It’s what I’ve worked for all my career, and it’s what my whole personal wealth is built around. And we’re in this to make money. The market reaction is what it is today, and it’s not unexpected. But we’re going to have the opportunity to sit down with all of you who share Evy’s concerns and talk this thing through, and we’re going to work real hard to build value for shareholders.

Evy Hambro - BlackRock - Analyst

One other thing, before we finish, is that I know you justified earlier on, on the call it was only an 8% did dilution on an equity basis. When you take your market cap today of $30 billion, and you talk about a $20 billion transaction, the math doesn’t really add up to 8%. So I think it would be only fair on your shareholders to give them a chance to vote rather than to hide behind the rule that you outlined earlier on.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

The 8% was the number of shares that’s issued to the Plains shareholders. So it’s not really a good measure of dilution. But, Jim Bob you wanted to comment?

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Yes, I wanted to comment. When we diversified the McMoRan oil and gas company and merged with Freeport, and formed Freeport-McMoRan, I took over as the CEO and became obviously the lead explorations because of my oil and gas experience. Went to New Guinea, looked at the situation. And because of the trend play that I saw all the way from Papua New Guinea to the Grasberg in the west half of the island, I was able to take a geologist from the oil side experience and find the largest ore body ever found. And that’s worked out very well for the combined Freeport-McMoRan companies.

Part of what we’re doing with this team is trying to get the best talent to locate the best reserves. And the fact that we now have both the opportunities to look at all the commodities, you guys have made a lot of money off the Grasberg, off of Flat Rock, and off of many of the other discoveries that I’ve been able to lead this company to. Now, whether it was oil and gas or mining, what you are trying to do is to get the best prospects in the world. Especially ones that turn out to be the largest ever found. So, Evy, I understand some of your comments, but you have to look at the talent that this puts available to you as a investor and who do you want to bet on. Do you want to bet on a guy that’s found the biggest stuff in the world? You got a chance to do it across the board, whether it’s oil and gas or mining. Worked pretty well when we combined oil and gas back in 1981. So I hope you’re not going to be jumping to conclusions too quick without looking at the history of why we’ve been successful in the past.

Evy Hambro - BlackRock - Analyst

I understand that, but wouldn’t it be fair to have the shareholders be able to vote on this, given that you’re mixing $30 billion of market cap today at Freeport and $20 billion of enterprise value with this transaction? That would be a fair thing to our investors to be involved in this rather than just to be told this is what to expect.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

What we’ve done is to work very hard to look at the process. Richard described it to you. We think it was done the right way. We understand your comments. As Richard said, we will discuss to discuss them with you.

Evy Hambro - BlackRock - Analyst

Okay.

Lee Cooperman - Omega Advisors - Analyst

Oscar Cabrera with Bank of America.

Oscar Cabrera - BofA Merrill Lynch - Analyst

Richard, we’re focusing around strategy. What I would like to hear from you are your thoughts on how we should think about Freeport-McMoRan. I think to date we’ve had the largest copper, eight largest copper producers and largest molybdenum producer and now we’re shifting into another commodity. How do you see the Company shifting itself over the next five, ten years? Are you targeting to become the next BHP within the US? Can you help us understand what you are looking for in this transformational deal? Thank you.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Oscar, it’s like the earlier question that we had about was — I think it was Sal — there some grand plan to get to where we are now. These M&A opportunities are not things, unless that’s just what your business is about, that you necessarily plan when they become available to you. Opportunities open up, and you consider them, and decide to take advantage of them or to pass on them. Jim Bob always has said, sometimes the best deals you make are the ones you don’t make. And so what we’re

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

going to be focused on is quality assets. Not some dream about being another company, being some model company that we’re going to go after. All of us have a very strong view about success in the natural resource business being driven by having the company with the high-quality assets. Size, cost, long life, growth. And so we are going to be looking for that in our oil and gas business. We’re going to be looking for that in our copper business. And we’re going to be open to considering ideas if they approach in other businesses where we have the skills to take advantage of them.

So we’re not trying to emulate anyone or create something that we’ve envisioned from a strategy standpoint. We’re really going to be focused on building value for shareholders and being the best resource business we can be. Doing things in the right way and the right way environmentally, socially, from a community standpoint. We’re going to create great opportunities for our employees and their families, and for all the stakeholders in our company. But we’re going to be looking for great assets.

Oscar Cabrera - BofA Merrill Lynch - Analyst

Okay. You have mentioned long-lived assets. You mentioned low cost. So in terms of how you approach this opportunity, is there a benchmark return that you’re looking for, for some of these opportunities?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Everything we do is dealt on a portfolio basis with scenario planning. It’s not a rigid rate of return standpoint. One of the sayings I have around our company is it — figures lie and liars figure. And if you get too rigid with rates of return analysis, people make their numbers work. So when we look at opportunities, we think about, does this give you exposure to the positive long-term view that we have from a commodity standpoint. On a portfolio basis, is it something we can manage. If we have to deal with downturns on the course to a positive future. How do you believe, from a discipline standpoint. As Jim Flores was reviewing Plains’s business, he was take exactly the same sort of view that we use.

So it is more complex than thinking about any kind of single hurdle rate. I’ve always told you, I don’t have a view on a long-term price of copper. I can’t even look over my shoulder and see one in the past. It is going to be variable. I think it is going to be positive. But I know in today’s world we could deal with good times and periods of bad times. And that’s the way we want to structure our business. So that we have a goal, if we have to go through tough times we can preserve our liquidity and preserve our assets. And that’s what we did in 2008, 2009. And that’s the way we will look at this oil and gas portfolio.

Jim Flores - Plains Exploration & Production Company - Chairman and CEO

Richard, this is Jim. Some of the discussions we had about the positives to the transaction was the liquidity in the oil market. And one of the things that we have done as Plains, and that we’re bringing to the table, is a predictable cash flow stream that’s protected in the financial markets with downside puts. And made it very cost effective, if not free, to have that downside insurance by selling near-term calls. So we have those puts in place, allow us to have predictable oil prices going out two or three years. It also cushions any kind of financial swings to the downside on the other commodities on the combined basis. So it gives another predictability and hopefully that will play through as Freeport can get more aggressive on the dividend policy, increasing things and return that money to shareholders. But on a returns basis, if you just look at the returns to our development portfolio, which is 90% of our business, and 10% is exploration, even including the McMoRan portion maybe 15%. So 85% to 95% of our business. The average project at $90 oil gives us about an 18% return across the project. Where oil is trading right now at $110 gives us about a 27% return in our portfolio with development type risk.

So just to give you a flavor of it, we have some 50% return projects. It’s basically our portfolio in California. Our Gulf of Mexico is in the high 20%s. And our onshore Eagle Ford business is in the high teens, which weights it a little bit. But that just gives you some of the oil business returns that complement the returns and use of capital in the mining. When you think about the cost of capital for the combined company, you can drive a truck through those returns. And I think that’s what’s going to show up in the income statement going forward, when you see the earnings generation of this Company as we grow the cash flow and unit production going forward.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

Let me also comment on how you find low-cost properties. You have to look for the large opportunities. People don’t know how to find large opportunities. There’s one thing you can bet on. Small mines get smaller, and large mines get larger. And you’ve got to have people that have extraordinary ability. I don’t want to pat us on the back but we’ve got extraordinary capabilities. We found the biggest gold and copper mine in the world. I’ve said three or four times. I’ve got the right to say it. Joe Namath said it in bragging, if you can do it.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

But one of the other things we do, is we make sure we don’t get off in a wild goose chase. A wild goose chase occurred in Indonesia because people were trying to copycat what we were doing. People in the mining business were falling all over themselves to get a hold of a property in Kalimantan. It’s called Bre-X It finally turned out things got so competitive that the government awarded us the contract, asked to us come in and take it over. The first thing we had to do was decide whether it was a big mine. We went in and did the drilling and did the assays, and proved within six weeks that the whole thing was a fraud. So you’ve got to know how to look for big properties. And you’ve got to be sure you don’t get hoodwinked. And this management team has a track record of finding big properties and making sure that we don’t get off into a wild goose chase. I emphasize that we’ve got oil and gas people that bring that to the table. As I said a while ago, an oil and gas man came about because of the Freeport-McMoRan merger back in 1981 found the biggest ore body in the world, and he’s still kicking.

Oscar Cabrera - BofA Merrill Lynch - Analyst

Gentlemen, thank you very much for all the context. And I look forward to working with your team to better understand the oil and gas side of Freeport-McMoRan. Thank you.

Operator

John Tumazos with John Tumazos Very Independent Research.

John Tumazos - John Tumazos Very Independent Research. - Analyst

Congratulations. It appears as though the sellers and the FCX management and the special committee and the advisers all agreed that there were large unbooked reserves and very attractive exploration opportunities in McMoRan and Plains, based on the premiums paid. And also based on the October 23 debts issued by Plains were about 500 basis points over treasuries. It didn’t look like the debt market understood some of the strengths, also. Could you talk a little bit about the blue sky exploration opportunity, the stuff that would come on in more than three years that the stock market might not understand?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Jim Flores, why don’t you take a crack at it. It’s your property.

Jim Flores - Plains Exploration & Production Company - Chairman and CEO

Specifically to Plains, starting in 2014, our Lucius project comes on with an additional 25,000 barrels a day, is the near term. And also, starting at the end of 2014-2015, we’ll be adding 150,000 barrels a day to our Gulf of Mexico acquisition through development through the end of the decade. So the opportunity for us to double the company’s production just in the Gulf of Mexico is pretty easy in the next five years.

The aspect of that is, since the acquisition is fairly recent, and obviously Jim Bob and Richard and their teams have spent months and months and months pouring over all of our data. And making sure they were technically comfortable with everything that we had. And showing the mechanics are just about getting the rigs out there, drilling the wells. And these are all development reserves. Many of these reserves have been drilled and identified, they just haven’t been brought on production. So we have a massive development project in the Gulf of Mexico that the market just has not recognized in Plains whatsoever. You complement that with the four discoveries in McMoRan and the ability for us to execute on a plan post the big ramp-up in our oil, and the second half of this decade in gas. Obviously McMoRan wasn’t getting any credit for those discoveries. Or the potential discoveries for the six additional structures.

So I think the oil and gas business has the full complement of assets to, as I said, keep up and try to out-best the growth on the mining side, which is so formidable. We’re encouraged by the opportunity. Because we would not have sold Plains to any company where the growth potential to our shareholders would have been diminished or impugned. And obviously, when we lay the two companies down, the growth rate being complementary, or basically, I don’t want to say identical, but close enough to be identical, and the free cash flow on both sides of the business to be used internally by those businesses. And also return the excess to the shareholders. We think it’s a situation made in heaven that gives us the geologic diversity. But also the political diversity. And also the financial diversity with our hedge program and the liquid oil market to soften some of the commodity volatility in this uncertain world.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

You heard Richard talk about the risk mitigation. In this business the way you survive as long as all of us have is to be able to mitigate the risk. And no one has done it better noon Richard and Jim Bob. And every once in a while we get it right here at Plains. We will be working every day to not only mitigate the risk but, as Jim Bob said, swing for the fences. As Richard said, run the business disciplined to drive those returns and so forth. And I assure you, the oil and gas business will be complementary to the profile of unit growth in the mining business and it will not lag behind.

John Tumazos - John Tumazos Very Independent Research. - Analyst

Thank you.

Operator

Brian MacArthur with UBS Securities.

Brian MacArthur - UBS Securities - Analyst

I know a lot of the focus is on strategy so I’m going to try and ask it a different way. If there was at the moment an exactly same quality copper opportunity available versus the oil and gas opportunity, which would you have pursued if you could have only done one? I’m trying to determine here the relative rankings of diversification. Let’s just say that all asset quality is great. Which one would you do in that case?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

Probably do both of them.

Brian MacArthur - UBS Securities - Analyst

Okay, but I’m only going to let you do one.

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

That’s a theoretical question, Brian. We were very happy with our copper strategy. And, as I said before, M&A opportunities are not something that you can plan. They become available, and you make decisions to take advantage of them or not. So the reason the copper price is so high is that companies in our industry — and you have some of the most financially strong companies in the global business community, that have enormous balance sheets, enormous technical capabilities, and an enormous desire to grow their copper business — are not being able to grow their copper business because of scarcity of the resource. So if there had been a copper opportunity available to us over time, we would have taken advantage of it. This opportunity became available to us through our knowledge of the business and opportunities, and that’s what we took advantage of.

Brian MacArthur - UBS Securities - Analyst

Okay. Maybe I could ask a second question. Because we have talked a lot about, we all agree, low cost, world-class assets are rare. And anything you could buy, if you could get them in any industry, there is a case to be made. You have talked a lot about that. I just want to pursue this a little bit. I would also argue, you have also talked a little bit about geological expertise. I’m trying to figure out how diversified you might go. I could give you a world-class sulfur asset which you knew about 20 years ago, too, but the structure of the business might be different. How much of it is — how far of diversification would you actually look at? I could argue copper is geologically partly related. Where you found Grasberg. This is obviously — I’m not an oil and gas guy — partly geologically rated in expertise. But if I give you sulfur or iron ore, or something like that, they’re world-class assets but they’re less geological opportunity optionality. Are those things in your thinking? Or is it also the geological expertise you’re really pushing here too?

Richard Adkerson - Freeport-McMoRan Copper & Gold Inc. - President & CEO

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

The geological expertise is important. But also important is the similarity of the economic drivers for oil and copper. That’s when we showed that slide to show the correlation between the two. When you get into something like iron ore, you’ve got a different factor in terms of supply availability and market dynamics. So we’re not saying that we shut out anything else, but one of the attractions from this standpoint is, one, the geological expertise. The engineering, project management expertise is a good overlap. But also the market drivers are overlap. And then you’ve got the additional longer-term play from the natural gas resources and resource opportunities that these two companies have.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

I hate to keep sounding like a broken record. But you’re asking about how far we would diversify. I’m going to just tell you one more time, in 1981, we had the best record in the Gulf of Mexico of any independent oil and gas company. We were just knocking the socks off it, using a technique called a Bright Spot. When I went over to Irian Jaya in New Guinea and saw that copper property and gold property, people thought, why would you diversify and leave the Gulf of Mexico to go to the Island of New Guinea? Went there because the geology I was using in the Gulf of Mexico fit the trend that’s built the island of New Guinea. And I applied it halfway around the world. And it never occurred to me not to do it because we were at 13,000 feet, and that far away from the Gulf of Mexico. I just was glad that I had the experience that I had gained on being out in front of everybody else and making trend plays so I could do it again in the copper business.

As far as sulfur, we found the largest sulfur deposit. The largest sulfur deposit, found. Probably the last sulfur deposit found. In May it passed 299 in the Gulf of Mexico. On top of it was 100 million barrels of oil. The sulfur property was a great commodity. And all of a sudden when people decided that you had to take sulfur out of oil and gas, the refinery byproducts, put that out of business. We had to be on our toes and see it coming. So picking the right commodity, whether it’s copper, gold, oil, gas, molybdenum, you’ve got to try to find something that you can find that nobody else can find. You yourself said there’s a whole lot of difference in geology of looking for iron ore and bauxite. We’ve tried to focus on things, we know how to do something the other folks just can’t quite get it done as well as we are.

Brian MacArthur - UBS Securities - Analyst

Great. Thanks very much, Jim Bob. The geology question was partly what I was curious about. Thanks very much.

Operator

I will now turn the conference back over to management for any further remarks.

Jim Bob Moffett - Freeport-McMoRan Copper & Gold Inc. - Chairman of the Board

We thank you for being part of this call. We look forward to following up on it to answer more of your questions and present you information in a more detailed fashion. If you have questions, be sure and contact David Joint, and he will respond to you and help us organize responses. Thanks, everyone.

Operator

Ladies and gentlemen, that concludes our call for today. Thank you for your participation. You may now disconnect.

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DECEMBER 05, 2012 / 04:00PM GMT, FCX - Webcast to Discuss FCX Acquisition of PXP and MMR 11 AM ET

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